September 27, 2011

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Alterra Capital Holdings Limited
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 25, 2011
File No. 000-33047

Dear Mr. Rosenberg:

We are responding to the comment letter from the Staff of the Securities and Exchange Commission (the “Commission”), dated September 15, 2011, concerning Alterra Capital Holdings Limited’s (the “Company” or “we”) Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

For your convenience, we have repeated the Staff comment (displayed in italics) immediately before our response. All numbers are in thousands except where noted otherwise.

Notes to Consolidated Financial Statements

15. Income Taxes, page 157

1.	Please provide us proposed disclosure to be included in future periodic filings to separately disclose the income before income tax expense for domestic and foreign operations. Refer to Rule 4-08(h) of Regulation S-X.

Response:

The Company is domiciled in Bermuda. Accordingly, we consider its “domestic” location to be Bermuda.

Our proposed disclosure is included as Appendix A to this letter. We will include this proposed disclosure in our future periodic filings, as appropriate.

In connection with our response to the Staff’s comment, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (441) 294-2251 with any questions or comments regarding this response.

Very truly yours,

/s/ Joseph W. Roberts

Joseph W. Roberts
Executive Vice President
Chief Financial Officer

Appendix A:

The Company’s income (loss) before income tax expense (benefit) was distributed as follows for the years ended December 31, 2011, 2010 and 2009, respectively:

		2011	2010	2009
Domestic:
	Bermuda	$	$295,289	$228,744
Foreign:
	United States		(7,787)	(8,552)
	Ireland		1,977	10,799
	United Kingdom		16,615	24,421
	Other		397	824

Income (loss) before income taxes		$	$306,491	$256,236